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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12515
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 2003
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

OM Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

127 Public Square, 1500 Key Tower
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Address of Principal Executive Office (STREET AND NUMBER)

Cleveland, OH 441144-1221
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

During the three months ended September 30, 2003, the Company completed the sale of its Precious Metals Business for cash proceeds of $814 million. This business had comprised two of the Company's three reportable segments--Precious Metals Chemistry and Metal Management--and accounted for approximately 85% of net sales in 2002 and 44% of total assets as of December 31, 2002. In addition, during the third quarter of 2003 the Company completed its restructuring program that commenced in the fourth quarter of 2002 and recorded restructuring and other charges in the period related to its continuing operations. As a result of these significant events, the finalization of the quarterly financial statements is taking longer than expected and the Company needs additional time to complete the Form 10-Q for its 2003 third quarter. The Company intends to file the Form 10-Q on or before November 19, 2003.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas R. Miklich                 216                 781-0083
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         As a result of the sale of the Precious Metals Business, the continuing operations of the Company have been significantly changed compared to the third quarter of 2002. Please see the narrative under Part III.

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                                 OM Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 17, 2003               By /s/ Thomas R. Miklich
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